UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

HOUSTON WIRE & CABLE COMPANY [HWCC]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44244K109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 549,838
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 549,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,061,454
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,061,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 32,266
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,643,558
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,643,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,643,558
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,643,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Houston Wire & Cable Company, (“HWCC” or “the Company”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by supplementing such Items with the information below.
Item 4.  Purpose of Transaction
Item 4 is hereby amended to add the following:

“HWCC is well-managed and well-governed, but it has a Rodney Dangerfield problem as a public company:  it “gets no respect.”  Our hypothesis is that HWCC’s current enterprise value is substantially below the value of the sum of its parts (SOTP). Unfortunately, this valuation disparity is growing worse, not better, with time.  Now that D3’s standstill agreement with HWCC has expired, and we are joining its board, we want HWCC’s management and board to move intelligently and urgently to close this gap.

We see as many as eight reasons why this valuation gap persists.  While several reasons may go away if the public market changes the kind of investments it prefers, we believe most reasons will persist:

-
Since the Great Financial Crisis the public market has bid up large cap tech stocks and left behind small, micro, and nano-cap value.  This “undervaluation of value” recently hit its 99th percentile historically, the highest since the tech bubble of March 2000.

-	The energy industry was the worst stock market performer in the past decade. Now, in some quarters, hydro-carbon energy is viewed as “politically incorrect” as well.
-
HWCC shares are so thinly traded that the company is barely public.  Its current average daily trading volume is only about $115,000.  Shareholders have little liquidity, hence HWCC trades at a depressed valuation.

-	HWCC is not a growth company, hence it trades at a depressed valuation.
-
Because of the cyclicality of the industries which HWCC serves and because of exogenous risks, HWCC cannot be expected to deliver predictable, linear earnings, hence it trades at a depressed valuation.

-	HWCC has no current analytical coverage.

-
For a thinly traded nano-cap, HWCC is too complicated for most analysts to cost-justify studying it, operating in so many different products, markets, geographies, and businesses:  offshore energy, land-based energy, master distributors of wire, cable, specialty fasteners, heavy lifting slings, and multiple served industries.

-
HWCC has been unlucky as an acquirer:  Its two offshore acquisitions, Southern Wire (SW) and Southwest Wire Rope (SWWR), were wounded by the subsequent explosion of Deepwater Horizon and the collapse of the price of oil, and Vertex by tariffs and trade wars. The aggregate purchase price HWCC paid for its acquisitions exceeds HWCC’s current market cap by nearly 100%.

While the first two and last valuation challenges may go away, the others are likely to persist.  Therefore we conclude that HWCC should not long remain an independent public company.  There is little benefit to its being public, except the occasional chance to repurchase shares below intrinsic value.  Even that benefit, however, is frustrated because:  1) with the debt HWCC carries today, it is not prudent to borrow to repurchase stock; and 2) even though the shares are undervalued, they may sink further, as they have recently.  Conversely, remaining public is expensive.  It diverts management and board time from doing things which could restore stakeholder value.  It probably costs HWCC $2.5M per year to remain public—and for what benefit?

We therefore made the following requests to HWCC’s board to help generate a better outcome:

-
Protect the independence of the company as it executes this strategy, and recognize  shareholders’ sense of urgency, by electing David Nierenberg a director and designating Damon Benedict a board observer.  This could enable HWCC to use D3’s networks in the activist and the governance communities and David’s four decades of turnaround experience.

-
Pursue a “sum of the parts” (SOTP) disaggregation strategy, similar to what D3 advocated successfully at MedCath (MDTH) and Garden Fresh Restaurants (LTUS).  SOTP works where a public company is so poorly followed that its total enterprise value is substantially less than what could be realized by selling each of its individual pieces to the right financial or strategic purchasers; paying off debt; and then repurchasing shares and/or distributing net proceeds to shareholders.  At MDTH this generated approximately a 200% gain and about 175% at LTUS.  HWCC’s aggregate purchase prices for SWWR, SW, and Vertex were approximately $80M. There is reason to hope that HWCC might be able to recoup much of what it paid for SW and SWWR.  And, with recent easing of international trade tension, the restocking of inventory, and closure of Vertex’ Attleboro site, perhaps HWCC could monetize most of what it paid for Vertex.  Possibly, the proceeds from these sales could pay off all or most of HWCC’s debt, leaving it with its large, profitable core copper wire and cable master distribution business.

-	We see four possible benefits from monetizing the non-core businesses:
o
HWCC’s management and board would free up time to focus entirely on optimizing HWCC’s core business, rather than spreading themselves thin across four different businesses.  We anticipate that focusing management on the core business should improve its growth, asset utilization, and cash flow, thereby generating free cash to improve shareholder returns.

o
We agree with the board that because HWCC serves cyclical end-user industries, it should not carry more debt than about 2.5X EBITDA.  But, after paying off all or most debt by selling the three non-core businesses, modest borrowing and free cash flow from the core could enable HWCC to repurchase a substantial portion of its shares, increasing the value for shareholders whose longer time horizons enable them to remain invested until completion of the SOTP program.  Working with its investment banker, HWCC should consider possible ways to repurchase shares, such as a Dutch Auction and a self-tender.  Repurchases could be done multiple times over several years.

o	As HWCC substantially reduces its share count, the company can explore de-listing its shares to reduce G&A expense.
o
Ultimately, within two to three years, HWCC could sell the core business.  We hope that focusing management entirely on growing and improving the core, then selling it, might generate an attractive exit price, particularly with proceeds distributed among substantially fewer shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P.,

	By:	Nierenberg Investment Management Company, Inc.

Its: General Partner

March 13, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd.

	By:	Nierenberg Investment Management Company, Inc.

Its: Investment Manager

March 13, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

March 13, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

March 13, 2020	By:	/s/ David Nierenberg
David Nierenberg, President